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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               DRYCLEAN USA, INC.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.25
                     --------------------------------------
                         (Title of Class of Securities)

                                   262432-10-7
                                   -----------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432-10-7                    13D                   Page 2 of 5 Pages
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        William K. Steiner
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  PF


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization          United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             40,500
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,520,954(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        1,550,977
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,561,454
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        65.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

---------------------
1. Includes 1,510,477 of the shares owned by the Reporting Person and 3,010,477 of the shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.

CUSIP No. 262432-10-7                    13D                   Page 3 of 5 Pages
--------------------------------------------------------------------------------

     This Amendment No. 2 ("Amendment No. 2") amends Items 5, 6 and 7 contained in the Schedule 13D filed on November 9, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed on January 20, 2000 ("Amendment No. 1"), by William K. Steiner (the "Reporting Person") with respect to the Reporting Person's beneficial ownership of Common Stock, $.025 par value (the "Common
Stock"), of DRYCLEAN USA, Inc. (the "Issuer" or the "Company"). The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2 are referred to collectively as the "Statement."

        ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

The following information is as at July 22, 2004:

(a) (i) Amount Beneficially Owned: 4,561,454. Includes (a) 1,550,977 (22.1%) of the Issuer's outstanding shares of Common Stock owned by the Reporting Person,
(b) 1,510,577 (21.5%) of the Issuer's outstanding shares of Common Stock owned by Michael S. Steiner, the Reporting Person's son who does not reside in the Reporting Person's household, and (b) 1,500,000 (21.4%) of the Issuer's outstanding shares of Common Stock owned by Alan I. Greenstein. As a result of the Stockholders Agreement described in Item 6 of this Report, the Reporting Person, Michael S. Steiner and Alan I. Greenstein are deemed to be a "group," within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and, therefore, the Reporting Person may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Stockholders Agreement, which represent 64.5% of the Issuer's 7,014,450 shares of Common Stock outstanding as of June 30, 2004.

     (ii) Percent of Class: 65.0% based on 7,014,450 shares of the Issuer's Common Stock outstanding on June 30, 2004.

(b) Number of shares to which such person has:

     (i)  sole power to vote or to direct the vote - 40,500

     (ii) shared power to vote or to direct the vote - 4,520,954

     (iii) sole power to dispose or to direct the disposition of - 1,550,977

     (iv) shared power to dispose or to direct the disposition of - 0

(c) The following is a schedule of the transactions by the Reporting Person in the Issuer's Common Stock during the 60 days immediately preceding the filing of this Amendment:

    Date of             Number of Shares
    -------             ----------------
  Transaction     Acquired         Disposed of    Price    Nature of Transaction
  -----------     --------         -----------    -----    ---------------------
    07/22/04          0              750,000      $1.45    Private Sale to
                                                           Alan Greenstein

CUSIP No. 262432-10-7                    13D                   Page 4 of 5 Pages
--------------------------------------------------------------------------------

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) Not applicable.

        ITEM 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On July 22, 2004, the Reporting Person and Michael S. Steiner each sold 750,000 shares of the Company's Common Stock to Alan I. Greenstein, for a purchase price of $1,087,500 payable to each seller, consisting of $350,000 in cash and a $737,500 Promissory Note payable on July 22, 2005 secured by the shares sold.

     Contemporaneously therewith, the Reporting Person and Michael S. Steiner and Alan I. Greenstein entered into a Stockholders Agreement pursuant to which the Reporting Person and Michael S. Steiner (together with any transferees to whom either of them transfers Shares, as defined below, to the extent of the Shares so transferred, collectively, the "Steiner Family Stockholders") and Alan
J. Greenstein (together with any transferee to whom he transfers Shares, to the extent of the Shares so transferred, collectively, the "Greenstein Stockholders") have agreed, except to the extent otherwise agreed from time to time by each of: (a) the holders of a majority of the Shares held by the Greenstein Stockholders and (b) the holders of a majority of the Shares held by the Steiner Family Stockholders, to vote the 1,510,477, 1,510,477 and 1,500,000 shares, respectively, of the Issuer's Common Stock currently own of record by the Reporting Person, Michael S. Steiner and Alan I. Greenstein, respectively (collectively the "Shares") to elect as directors of the Issuer of (x) one designee as may be selected by the holders of a majority of the Shares held by the Greenstein Stockholders and (y) such other designees as may be selected by the holders of a majority of the Shares held by the Steiner Family Stockholders. Should any designee of the Greenstein Stockholders or the Steiner Family Stockholders resign, determine not to seek re-election to the Issuer's Board of Directors (the "Board"), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with the a designee recommended to the Board by the stockholder group who designated the director being replaced, or should such designee's term of office expire, the parties to the Stockholders Agreement agree to take all such action as may be permitted under the Issuer's Certificate of Incorporation or By-laws and laws of its state of incorporation to promptly call a special or other meeting of stockholders of the Issuer and vote, or execute a written consent, to elect as the successor to such former director a person designated by the holders of a majority of the Shares held by the stockholder group whose designee is to be replaced. The Stockholders Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of record of a majority of the Shares and (ii) the liquidation of the Issuer or the Issuer's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board, following which transaction or series of transactions the stockholders of the Issuer immediately

CUSIP No. 262432-10-7                    13D                   Page 5 of 5 Pages
--------------------------------------------------------------------------------

prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

        ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -     Merger Agreement (1)

Exhibit 2 -     Engagement Letter between the Issuer and Slusser Associates,
                Inc. (1)

Exhibit 3 -     Investment Letter dated January 13, 2000 from RAM Capital
                Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 4(a) Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person.

Exhibit 4(b) Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (3)

--------------------------

(1)  Filed with the Original Statement.

(2)  Filed with Amendment No. 1 to this Statement.

(3) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 26, 2004

                                                /s/ William K. Steiner
                                                --------------------------------
                                                William K. Steiner